Exhibit 5

Management’s Analysis of Operations

		Q3 2002			Q3 2001

		Impact on			Impact on

		EPS	ROE		EPS	ROE

	$	$	%	$	$	%
	millions			millions
Shareholders’ net income	327	0.69	15.2	248	0.52	12.6
Non-recurring items	–	N/A	N/A	64	0.13	3.2
Shareholders’ net income excluding non-recurring items	327	0.69	15.2	312	0.65	15.8

Net Income

Manulife Financial Corporation reported a 32 per cent increase in shareholders’ net income for the third quarter ended September 30, 2002, increasing to $327 million from $248 million in 2001.

     The third quarter 2001 shareholders’ earnings included non-recurring items related to the terrorist events in the United States on September 11, 2001, a gain from the disposition of a portion of the Company’s investment in Seamark Asset Management Ltd. and two tax-related items, all of which in aggregate reduced net income by $64 million. Excluding these non-recurring items, shareholders’ net income increased to $327 million from $312 million in 2001. This increase was primarily due to favourable claims experience in U.S. Insurance and Canadian Group Benefits, business growth in Asia, expense efficiencies and the recent acquisition in Canada. However, the impact of declining equity markets dampened earnings in the quarter by an estimated $68 million, comprised of reserve strengthening related to segregated fund guarantees of approximately $35 million, and $33 million in reduced fee income on funds under management and lower investment income on equities.

     For the nine months ended September 30, 2002, shareholders’ net income was $1,006 million, an increase of 22 per cent over 2001. Excluding these non-recurring items, 2001 year-to-date shareholders’ earnings were $887 million.

Earnings per Share and Return on Shareholders’ Equity

The third quarter earnings per share were $0.69 compared to $0.52 in 2001. For the three months ended September 30, 2002, return on shareholders’ equity was 15.2 per cent compared to 12.6 per cent for the same period in 2001.

     Year-to-date earnings per share and return on shareholders’ equity were $2.10 and 15.9 per cent compared to $1.71 and 14.6 per cent in 2001.

     Excluding the non-recurring items, third quarter 2001 earnings per share and return on shareholders’ equity were $0.65 and 15.8 per cent. On the same basis, 2001 year-to-date earnings per share and return on shareholders’ equity were $1.84 and 15.7 per cent.

Premiums and Deposits

Total premiums and deposits increased by 13 per cent to $7.1 billion in the third quarter of 2002 from $6.3 billion in 2001. This increase was driven by strong sales of 401(k) pension and annuity products in the United States, growth in Asia and higher premiums in Reinsurance Division.

Funds under Management

Funds under management increased by $5.6 billion to $139.2 billion as at September 30, 2002 compared to $133.6 billion at September 30, 2001. General fund assets increased by $2.4 billion, reflecting the addition of assets from the Zurich Canada acquisition in the first quarter of this year and growth in the insurance business. Segregated fund assets increased by $2.5 billion from a year ago. This increase was primarily driven by strong net policyholder cash flows of 401(k) and annuity products in the U.S. and positive net segregated and mutual fund cash flows in Canada over the past 12 months, significantly offset by approximately $8.2 billion as a result of lower equity markets.

Capital

Total capital increased to $11.8 billion as at September 30, 2002 from $10.2 billion as at September 30, 2001. The increase was primarily the result of net income in the past 12 months and the issuance of Manulife Financial Capital Securities, partially offset by the repurchase of 16 million common shares for $596 million and shareholder dividends.

Results of Operations by Division

U.S. Division

U.S. Division’s 2002 third quarter net income increased by 51 per cent to $116 million compared to $76 million in the third quarter of 2001. Year-to-date net income was $345 million in 2002, an increase of 35 per cent from 2001. The increase in the quarter’s net income reflected very good claims experience along with higher sales and improved margins from wealth management and insurance operations. This increase was partially offset by the impact of lower equity markets, which, in the quarter, reduced earnings by an estimated $16 million. Continued tight fixed and discretionary expense management in all core businesses also contributed to the growth in earnings. Driven by strong sales of 401(k) pension, variable annuity and Universal Life insurance products, premiums and deposits for the quarter increased by 14 per cent to $4.1 billion compared to the third quarter of 2001. Funds under management as at September 30, 2002 of $69.3 billion were slightly higher than the $68.1 billion reported in 2001. Consistently strong net policyholder cash flows over the past 12 months were substantially offset by the $7.3 billion impact of declining equity markets.

Canadian Division

Canadian Division shareholders’ net income of $85 million for the quarter decreased by 10 per cent from $94 million in the third quarter of 2001. Year-to-date shareholders’ earnings of $275 million were up 10 per cent over the first nine months of 2001. In the quarter, favourable claims experience in Group Benefits, expense efficiencies in both protection and wealth management businesses, and contributions from the acquisition of Zurich Canada were more than offset by the impact of lower equity markets on the Division’s wealth management businesses, including segregated fund guarantees, and poor claims in the Individual Insurance business. Declining equity markets reduced net income by approximately $18 million in the quarter. Premiums and deposits were up eight per cent to $1.4 billion in the third quarter. All lines of business contributed to the increase, which was primarily as a result of the acquisition of Zurich Canada’s individual insurance business in 2002, stronger long-term mutual fund and fixed-income investment product sales and continued growth in Group Benefits. Funds under management increased by six per cent to $33.8 billion as at September 30, 2002 from $32.0 billion as at the same time last year. This increase reflects the Zurich Canada acquisition, organic growth of insurance and fixed-income savings businesses, and positive net segregated and mutual fund policyholder cash flows over the past 12 months, partially offset by the estimated $675 million impact of lower equity markets.

Asian Division

Asian Division shareholders’ net income increased by 49 per cent to $72 million in the third quarter of 2002 from $48 million in 2001. Year-to-date shareholders’ net income was $185 million, an increase of 35 per cent over 2001. The quarter’s increase in earnings reflected business growth and expense efficiencies across the Division, particularly in the Hong Kong operations. Premiums and deposits increased by 18 per cent to $787 million in the third quarter, reflecting growth in the insurance and wealth management businesses. Funds under management increased by 31 per cent to $9.8 billion as at September 30, 2002 from $7.5 billion in 2001 due to business growth across the Division, particularly in Hong Kong Individual Insurance, Mandatory Provident Fund deposits in Hong Kong and mutual fund deposits in Indonesia.

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Japan Division

Japan Division’s net income decreased by $9 million to $27 million in the third quarter of 2002 from $36 million in the third quarter of 2001. Year-to-date earnings were $85 million up from $84 million in 2001. The decrease for the quarter versus a year ago reflected the impact of surrenders from the block of policies acquired from Daihyaku, which is not yet being fully offset by growth in new sales given the prevailing economic climate in Japan. Premiums and deposits of $409 million in the quarter remained relatively unchanged from 2001. Funds under management decreased by $1.9 billion to $13.6 billion as at September 30, 2002, from $15.5 billion as at September 30, 2001, as increases from policyholder cash flows were more than offset by benefit payments, which included the impact of discontinued policy obligations assumed from Daihyaku at the date of acquisition.

Reinsurance Division

Reinsurance Division reported net income of $42 million in the third quarter of 2002, an increase of $96 million over the $54 million loss reported in the third quarter of 2001. Year-to-date net income increased to $132 million from $21 million in 2001. The 2001 results for the quarter included $145 million in net provisions for anticipated claims arising from the terrorist events in the United States on September 11, 2001, partially offset by the inclusion of a $30 million one-time reduction in tax expense. Excluding these non-recurring items, earnings for the quarter were $19 million lower than the third quarter of 2001. This decrease resulted from Life Reinsurance mortality experience in the quarter, which although favourable, was lower than the strong results reported in 2001. In addition, the strengthening of actuarial reserves to support potential claims sensitive to declines in equity markets reduced earnings by approximately $14 million in the quarter. Premiums increased by $106 million or 47 per cent to $331 million in the quarter, primarily due to business growth and the timing of client-reported premiums in the Property and Casualty Reinsurance line. General fund assets increased by 21 per cent to $4.3 billion as at September 30, 2002 from $3.6 billion as at September 30, 2001, reflecting growth in the business.

Risk Management

The Company’s risk management practices and key risk factors are outlined on pages 22 to 25 of the 2001 Annual Report. The risk factors affecting the Company remain substantially unchanged, and the associated risk profile continues to be in compliance with the risk management policies approved by the Audit Committee of the Board of Directors.

Quarterly Dividend

On July 30, 2002, the Board of Directors declared a quarterly shareholders’ dividend of $0.14 per share on common shares of the Company, which was paid on September 19, 2002 to shareholders of record at the close of business on August 15, 2002.

Normal Course Issuer Bid

On October 14, 2002, the Company announced its intention to make a normal course issuer bid through the facilities of The Toronto Stock Exchange (the “Exchange”). Pursuant to the bid, the Company is authorized to purchase up to 20 million common shares, representing approximately 4.3 per cent of common shares issued and outstanding at the time, in the 12-month period commencing October 17, 2002. Transactions will be executed on the Exchange at the prevailing market price in amounts and at times determined by the Company. Any shares purchased as part of the bid will be cancelled. A copy of the Notice of Intention may be obtained from the Investor Relations Department, 200 Bloor Street East, Toronto, Ontario, M4W 1E5.

     Under its previous normal course issuer bid, the Company purchased and cancelled 18 million common shares.

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